UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 4)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TREDEGAR CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	1-10258	54-1497771
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1100 Boulders Parkway
Richmond, Virginia	23225
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration file number to which this form relates: _____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.	Description of Registrant’s Securities to be Registered.

On May 20, 1999, the Board of Directors (the “Board”) of Tredegar Corporation, a corporation organized under the laws of Virginia (the “Company”), approved a Rights Agreement, dated and effective as of June 30, 1999 (the “Original Rights Agreement”), and in June 2009, the Board renewed the Original Rights Agreement by approving an Amended and Restated Rights Agreement, dated as of June 30, 2009 (the “First Amended and Restated Rights Agreement”), simultaneously with the expiration of the Original Rights Agreement. The Board further amended the First Amended and Restated Rights Agreement on October 26, 2009 and August 31, 2011. Reference is hereby made to the Registration Statement on Form 8-A and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto filed by the Company with the Securities and Exchange Commission on June 16, 1999, June 17, 1999, July 1, 2009 and September 2, 2011, respectively, relating to the Company’s Preferred Stock Purchase Rights.

Effective as of November 18, 2013, following the approval of its Board of Directors, the Company entered into a Second Amended and Restated Rights Agreement (the “Rights Agreement”) with Computershare Trust Company, N.A. (“Computershare”), as Rights Agent, having the principal terms summarized below. In connection with the Original Rights Agreement, the Board declared a dividend distribution of one right (“Right”) for each outstanding share of common stock of the Company (“Common Stock”) to shareholders of record at the close of business on June 18, 1999, and since such original issuance of the Rights, one Right has been issued with each new share of Common Stock issued by the Company. Such previously issued Rights that are appurtenant to shares of Common Stock outstanding at the effective time of the Rights Agreement remain outstanding.

Rights will also attach to shares of Common Stock issued after the record date for the original issuance of the Rights but prior to the Distribution Date (as defined below) unless the Board determines otherwise at the time of any particular issuance of such Common Stock. The description and terms of the Rights are set forth in the Rights Agreement.

Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company’s Participating Cumulative Preferred Stock, Series A (“Preferred Stock”). Each one one-hundredth of a share (a “Unit”) of Preferred Stock is structured to be the equivalent of one share of Common Stock. The exercise price of each Right will be $150, subject to adjustment under certain circumstances (the “Purchase Price”).

The Rights will be appurtenant to the shares of Common Stock and will be evidenced by Common Stock certificates, and no separate certificates evidencing the Rights (the “Rights Certificates”) will be distributed until the occurrence of certain events. The Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (the “Distribution Date”) upon the earlier of (i) ten (10) business days following the first public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) such date designated by the Board following the commencement of, or first public disclosure of an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) any Common Stock certificates issued after the original issuance of the Rights will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and, unless earlier redeemed by the Board, will expire at 5:00 P.M., Richmond, Virginia time, on June 30, 2019 (the “Final Expiration Date”).

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

While each Right provides initially for the acquisition of one Unit of Preferred Stock at the Purchase Price, the Rights Agreement provides that if any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Preferred Stock or, at the option of the Company, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to twice the amount of the Purchase Price.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger, statutory share exchange, or other business combination in which the Company is not the surviving corporation, or (ii) fifty percent (50%) or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company (or comparable equity securities of an acquiring entity that is not a corporation) having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the immediately preceding paragraph are referred to as the “Triggering Events.”

Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of the Company, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person’s Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange (as defined below), Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person’s Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

The Purchase Price payable, and the number of shares of Preferred Stock, Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

At any time (including a time after any person becomes an Acquiring Person), the Company may exchange all or part of the Rights (except as set forth below) for shares of Common Stock (an “Exchange”) at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or combination, reclassification or similar transaction.

At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”).  Additionally, the Board is required to redeem the Rights in whole, but not in part, at the Redemption Price, in the event that the Rights Agreement is not approved by a majority of the votes cast by shareholders of the Company at a meeting called for this purpose (i) by November 18, 2014 and (ii) on or before every third anniversary of such initial approval by the shareholders.

In addition, if a Qualified Offer (as described below) is made, the record holders of ten percent (10%) or more of the outstanding shares of Common Stock (other than shares held by the offeror and its affiliates and associates) may direct the Board to call a special meeting of the shareholders to consider a resolution authorizing a redemption of all of the Rights.  If the special meeting is not held within ninety (90) days after the date on which notices requiring that a meeting is called is delivered by the Company or if, at the special meeting, the holders of a majority of the shares of Common Stock outstanding (other than shares held by the offeror and its affiliated and associated persons) vote in favor of the redemption of the Rights, then the Board will redeem the Rights or take such other action as may be necessary to prevent the Rights from interfering with the consummation of the Qualified Offer.  Immediately upon the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.  The Company may, at its option, pay the Redemption Price either in shares of Common Stock or cash.

A Qualified Offer, as more fully described in the Rights Agreement, is an offer determined by the independent directors on the Board to be a fully financed offer for all outstanding shares of Common Stock that a nationally recognized investment banking firm does not deem to be either unfair or inadequate. A Qualified Offer is conditioned upon a minimum of at least a majority of the outstanding shares of Common Stock not held by the offeror (and its affiliated and associated persons) being tendered and not withdrawn, with a commitment to acquire all shares of Common Stock not tendered for the same consideration. If the Qualified Offer includes non-cash consideration, such consideration must consist solely of freely tradable common stock of a publicly traded company, and the Board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the offer is unfair or inadequate. A Qualified Offer must remain open for at least one hundred twenty (120) days following commencement (subject to certain possible extensions if a special meeting is called).

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Prior to the Distribution Date, the Board may amend the Rights Agreement (subject to certain restrictions noted below).  From and after the Distribution Date, the Board may amend the Rights Agreement in order to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with any other provisions, (iii) shorten or lengthen any time period (including the redemption period prior to the Rights becoming non-redeemable) or (iv) change or supplement the provisions in any manner which the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of the Rights Certificates.  The Rights Agreement, however, may not be amended pursuant to clause (iii) to lengthen (a) the redemption period at such time as the Rights are no longer redeemable or (b) any other time period unless the purpose of such amendment is to protect, enhance or clarify the rights and/or benefits to the holders of Rights.

Notwithstanding the foregoing, no amendment may be made to change the Redemption Price, Final Expiration Date, Purchase Price or the number of Common Shares for which a Right is exercisable, except that, prior to the Distribution Date, the Board may increase the Purchase Price or extend the Final Expiration Date.

The foregoing summary of the Rights Agreement is qualified in its entirety by reference to the full text of the Second Amended and Restated Rights Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description

1	Second Amended and Restated Rights Agreement, dated as of November 18, 2013, between Tredegar Corporation and Computershare Trust Company, N.A., as Rights Agent

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TREDEGAR CORPORATION
(Registrant)

Date: November 19, 2013	By:	/s/ A. Brent King
A. Brent King
Vice President, General Counsel and
Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	Second Amended and Restated Rights Agreement, dated as of November 18, 2013, between Tredegar Corporation and Computershare Trust Company, N.A., as Rights Agent